EXHIBIT 99.1

News Release

Contact: Media Alan Zachary T: 1-(312)-944-6784 media@rosettagenomics.com	Investors Juliane Snowden T: 1-(212)-213-0006 investors@rosettagenomics.com

Rosetta Genomics Reports Second Quarter 2007 Financial Results

Two Patents Issued and Diagnostic Oncology Pipeline Expanded

Rehovot, Israel (August 2, 2007) - Rosetta Genomics, Ltd. (Nasdaq: ROSG), a global leader in the field of microRNA and RNAi, reported today its consolidated financial results for the quarter and six months ended June 30, 2007, and business highlights.

For the quarter ended June 30, 2007, Rosetta recorded a net loss of $2.3 million, or $0.19 per ordinary share, as compared to $1.8 million, or $0.71 per ordinary share, in the second quarter of 2006. For the six months ended June 30, 2007, Rosetta recorded a net loss of $4.3 million, or $0.41 per ordinary share, as compared to $3.3 million, or $1.28 per ordinary share, in the six months ended June 30, 2006.

“This second quarter has seen the rapid advancement of our diagnostic pipeline with the addition of several microRNA-based diagnostic programs, as well as the achievement of significant milestones in our intellectual property portfolio with two patents relating to a microRNA gene issued to Rosetta Genomics,” stated Amir Avniel, Rosetta Genomics Chief Executive Officer. “The powerful biomarker discovery engine we developed over the last year has allowed us to expand our oncology diagnostic pipeline, and we now believe we will see three or more of our products launched in 2008. Our intellectual property estate continues to grow, as we were issued two patents relating to a human and viral microRNA. We see these patent issuances as validation of our intellectual property position and believe more patents will follow in the coming months. In addition, we’ve seen steady progress in our microRNA-based therapeutic collaboration for liver cancer with Isis Pharmaceuticals, funded in part by the BIRD foundation. Together, we have identified several antisense compounds, which we believe can be used to develop the first microRNA-based therapy for hepatocellular carcinoma. We plan to begin testing leads to several microRNAs in animal models by the end of this year. We are all very pleased with our progress thus far this year and are confident we will continue to build shareholder value with our programs throughout 2007, leading to the launch of our first products in 2008.”

Cash, Cash Equivalents, Short term Bank Deposit and Marketable Securities

As of June 30, 2007, Rosetta had cash, cash equivalents, short term bank deposits and marketable securities of $34.2 million, compared to $10.8 million on December 31, 2006, and $15.5 million on June 30, 2006. The Company received approximately $26 million in net proceeds from its initial public offering of 4,312,500 ordinary shares in March 2007 and net proceeds of $13.8 million from a private placement early in 2006 and from the exercise of warrants in 2006.

Net Loss

The net loss for the second quarter of 2007 was $2.3 million, or $0.19 per ordinary share, as compared to $1.8 million, or $0.71 per ordinary share, in the second quarter of 2006. Non-cash stock-based compensation charges for the second quarter of 2007 were $282,000 compared to $151,000 in the second quarter of 2006. Net loss for the six months ended June 30, 2007 was $4.3 million, or $0.41 per ordinary share, as compared to $3.3 million, or $1.28 per ordinary share, in the six months ended June 30, 2006. Non-cash stock-based compensation charges for the six months ended June 30, 2007 were $487,000 compared to $243,000 in the six months ended June 30, 2006. The Company’s accumulated deficit during the development stage totaled $25.1 million for the period from March 9, 2000 (date of inception) to June 30, 2007.

Research and Development Expenses

Research and development remained the Company’s largest expense and accounted for 63% and 56% of its operating expenses in the quarters ended June 30, 2007 and 2006, respectively, and 58% of its operating expenses in the six months ended June 30, 2007 and 2006. Research and development expenses were $1.7 million in the second quarter of 2007, including $67,000 of non-cash stock-based compensation, as compared to $1.1 million in the second quarter of 2006, which included $77,000 of non-cash stock-based compensation. Research and development expenses were $2.9 million in the six months ended June 30, 2007, including $133,000 of non-cash stock-based compensation, as compared to $2.0 million in the six months ended June 30, 2006, which included $129,000 of non-cash stock-based compensation. The increases for each of the quarter and six months ended June 30, 2007 as compared to the same periods in 2006 resulted primarily from an increase in costs relating to: the advancement of Rosetta Genomics’ diagnostic programs; salaries and related expenses for the hiring of additional research and development personnel; costs relating to filing, prosecution and maintenance of the Company’s intellectual property portfolio and costs associated with license fees.

Business Development Expenses

Business development expenses were $412,000 in the second quarter of 2007, including $91,000 of non-cash stock-based compensation, as compared to $447,000 in the second quarter of 2006. Business development expenses were $787,000 in the six months ended June 30, 2007, including $122,000 of non-cash stock-based compensation, as compared to $834,000 in the six months ended June 30, 2006.

General and Administrative Expenses

General and administrative expenses were $595,000 in the second quarter of 2007, including $124,000 of non-cash stock-based compensation, as compared to $438,000 in the second quarter of 2006, which included $74,000 of non-cash stock-based compensation. General and administrative expenses were $1.3 million in the six months ended June 30, 2007, including $232,000 of non-cash stock-based compensation, as compared to $649,000 in the six months ended June 30, 2006, which included $114,000 of non-cash stock-based compensation. The increase for the second quarter of 2007 and for the six months ended June 30, 2007 as compared to the second quarter of 2006 and the six months ended June 30, 2006 resulted primarily from an increase in costs relating to Rosetta Genomics’ operation as a public company.

Financial Income, Net

Net financial income was $455,000 in the second quarter of 2007, as compared to net financial income of $203,000 in the second quarter of 2006. Net financial income was $655,000 in the six months ended June 30, 2007, as compared to net financial income of $236,000 in the six months ended June 30, 2006. Financial income is derived primarily from interest income on bank deposits and realized income from marketable securities and the increases from 2006 to 2007 are primarily due to a higher level of cash during such periods.

Recent Highlights

Rosetta Genomics reports the following scientific and corporate highlights.

Intellectual Property

•
In May 2007, the United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 7,217,807. This is the first microRNA composition of matter patent ever issued and relates to a microRNA gene found in the Human Immunodeficiency Virus (HIV).

•	In July 2007, the United States Patent and Trademark Office (USPTO) issued U.S. Patent No. 7,250,496. This second composition of matter patent relates to a human microRNA.

•	In June 2007, the Company in-licensed from Rockefeller University proprietary microRNAs for therapeutic uses.

Diagnostic Programs

•
Rosetta Genomics continues to advance its lead diagnostic program for Cancer of Unknown Primary (CUP). The Company believes that by using a panel of only 28 microRNAs, it can potentially identify the site of origin of 15 tumor types, with greater than 90% accuracy.

•
Due in part to the Company’s rapid research into and current development of a CUP diagnostic, Rosetta Genomics now has a robust oncology diagnostic pipeline including adenocarcinoma vs. squamous-cell carcinoma for classification of lung cancer and a diagnostic to distinguish between lung adenocarcinoma cancer and mesothelioma. These two diagnostics are expected to be launched in 2008.

Therapeutic Programs

•
In collaboration with Isis Pharmaceuticals Inc., and funded in part by the Binational Industrial Research and Development Foundation (BIRD), Rosetta Genomics identified “hits” in the development of a microRNA-based, antisense therapeutic for liver cancer. The companies have identified several potential antisense compounds that inhibit specific microRNAs, leading to a decrease in proliferation of liver cancer cell-lines. The companies expect to test several leads in animal models by the end of 2007.

•
Rosetta Genomics and Ben Gurion University have signed a collaboration agreement for the development of microRNA-based therapeutic applications against key infectious diseases based on viral microRNAs discovered by the Company. The novel microRNAs validated were identified in several key viruses including the Epstein-Barr virus (EBV), and Herpes Simplex Viruses (HSV). The collaboration will include target validation of the viral-encoded microRNAs for the potential development of microRNA-based anti-viral therapeutics.

MicroRNA Extraction and Quantification Protocols from Body Fluids

•
The Company completed the development of proprietary protocols for the extraction of microRNA from body fluids adding to its cutting-edge microRNA platform technologies. Rosetta Genomics has developed protocols for the extraction of microRNAs from serum, saliva, amniotic fluids, sputum, and urine. The Company intends to utilize these protocols to develop non-invasive, early detection tests for multiple diseases, including its current programs in oncology.

Collaborations and Licensing

•
In May 2007, the Company entered into a research agreement with Columbia University, in which Columbia investigators shall perform clinical validation studies of Rosetta Genomics' first diagnostic products in Columbia's Clinical Laboratory Improvement Amendments (CLIA) certified laboratory. Rosetta Genomics believes Columbia will complete these clinical validation studies by the first quarter of 2008.

•
In April 2007, Rosetta signed an agreement with the Henry Ford Hospital in Detroit, Michigan, to provide the Company with samples for the clinical validation of its Cancer of Unknown Primary (CUP) diagnostic test.

Publications:

•
Rosetta Genomics collaborated with scientists from the Weizmann Institute of Science to study the role of microRNA in cancer suppression. The findings, published in the June issue of Molecular Cell, suggest there is potential for a specific, single microRNA (miR-34a) to be used as a drug candidate in cancer therapy to increase programmed cell-death (apoptosis) in the context of the potent tumor suppressor p53 pathway.

Conference Call Information

Rosetta Genomics will host a conference call at 8:30 a.m. ET today to discuss second quarter activities and recent corporate developments. To access the live conference call, U.S. and Canadian participants may dial 866-356-4441; international participants may dial 617-597-5396. To access the 24-hour audio replay, U.S. and Canadian participants may dial 888-286-8010; international participants may dial 617-801-6888. The access code for the replay is 88373937.

The replay will be available until August 9, 2007. This conference call also will be webcast live and archived on Rosetta Genomics’ website until August 16, 2007, at www.rosettagenomics.com.

A live audio webcast of the call will also be available on the "Investors" section of the company's website, www.RosettaGenomics.com. An archived webcast will be available on the Company's website approximately two hours after the event, and will be archived for 14 days thereafter.

About RNAi and MicroRNAs

RNAi (RNA interference) is the means by which plants, animals, and humans regulate protein expression and represents a potentially revolutionary approach to the development of human diagnostics and therapeutics.    RNAi was discovered in 1998 and the the Nobel Prize was awarded to Drs. Andrew Fire and Craig Mello in October 2006. This condensed timeline attests to the broad and rapid advancement of the understanding of this key biological process and to statements within the scientific community. In fact, RNAi has been referred to as "a major scientific breakthrough that happens once every decade or so."   RNAi is the natural process of gene silencing that is mediated intracellularly by microRNAs.  By targeting microRNAs, Rosetta Genomics believes there is significant potential to create a new class of therapeutics that can both up and down-regulate disease causing proteins. Since microRNAs are naturally produced inhibitors of protein production, a synthetic molecule designed to mimic the activity of a microRNA can potentially cause RNAi to decrease protein production while a microRNA inhibitor may have the potential to prevent RNAi from silencing specific messenger RNA, thereby increasing protein production. This up and down regulation of the RNAi process may prevent disease-causing proteins from being produced in too high or too low a quantity. Moreover, microRNAs that regulate disease causing proteins may be used as biomarkers for the disease, potentially enabling the use of the RNAi process to develop early detection diagnostics.

About Rosetta Genomics

Rosetta Genomics (Nasdaq: ROSG) is a leader in the development of microRNA-based diagnostics and therapeutics. Founded in 2000, the Company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong IP position and strategic alliances with leading biotechnology companies, Rosetta Genomics is working to develop a full range of diagnostic and therapeutic products based on microRNAs. The Company’s primary focus is in the development of microRNA-based products to diagnose and treat different forms of cancer and infectious diseases.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the development of therapeutics and diagnostic products, our expectation that additional patents will issue in the future, and the progress of our diagnostic and therapeutic programs, including the expected launch of our CUP diagnostic product and other cancer diagnostic products in 2008, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover and develop novel diagnostics products, which is unproven and may never lead to marketable products; Rosetta’s  ability to fund and the results of further pre-clinical and clinical trials; Rosetta’s ability to obtain, maintain and protect the intellectual property utilized by Rosetta’s products; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; the successful development of Rosetta’s product candidates, all of which are in early stages of development; Rosetta’s ability to obtain regulatory approval for products; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed under “Key Information - Risk Factors” in Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2006 on file with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of today and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARY (A development stage company)
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Six Months Ended June 30,		Three Months Ended June 30,
	2007	2006	2007	2006
	Unaudited		Unaudited
Operating expenses:
Research and development, net	$2,864	$2,029	$1,703	$1,143
Marketing and business development	787	834	412	447
General and administrative	1,275	649	595	438
Operating loss	4,926	3,512	2,710	2,028
Financial income, net	(655)	(236)	(455)	(203)
Net loss	$4,271	$3,276	$2,255	$1,825
Basic and diluted net loss per Ordinary share	$0.41	$1.28	$0.19	$0.71
Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share	10,374,298	2,549,941	11,857,447	2,551,127

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	June 30,	December 31,
	2007	2006
ASSETS	Unaudited
CURRENT ASSETS:
Cash and cash equivalents	$5,419	$5,228
Short-term bank deposits	—	5,149
Marketable securities	28,737	386
Other accounts receivable and prepaid expenses	295	134
Deferred issuance costs	—	1,787
Total current assets	34,451	12,684
SEVERANCE PAY FUND	99	98
PROPERTY AND EQUIPMENT, NET	655	461
Total assets	$35,205	$13,243
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term loan	$29	$48
Trade payables	378	745
Other accounts payable and accruals	905	750
Total current liabilities	1,312	1,543
LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	18	29
Deferred revenue	228	228
Accrued severance pay	291	344
Total Long-term Liabilities	537	601
SHAREHOLDERS’ EQUITY:
Share capital:	27	17
Additional paid-in capital	58,436	31,958
Other comprehensive income	19	3
Deferred stock-based compensation	(24)	(48)
Deficit accumulated during the development stage	(25,102)	(20,831)
Total shareholders’ equity	33,356	11,099
Total liabilities and shareholders’ equity	$35,205	$13,243